AEM SPA

FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SLS/SES/268/2007/MAN/as

SEC Mail
Mail Processing
Section

JAN 0 2 2008

Washington, DC
106

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

December 27, 2007

Attention: Special Counsel, Office of International Corporate Finance

SUPPL

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press release.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

08000057

Very truly yours,

Maria Angela Nardone
Company Secretary

PROCESSED
JAN 0 9 2008
THOMSON
FINANCIAL

Encl.

AEM SPA

AMSA SPLIT, AMSA INTO AEM MERGER AND ASM INTO AEM MERGER DEEDS HAVE BEEN REGISTERED

Milan, 27 December 2007 – AEM S.p.A. ("AEM") announces that the AMSA S.p.A. ("AMSA") split deed, the merger deed incorporating AMSA into AEM and the merger deed incorporating ASM into AEM have been registered at the relevant business registers. The split and the mergers will be effective from 1 January 2008.

For further information:
Communication and External Relations - AEM S.p.A. Press Office Tel. (39) 027720.4582
ufficiostampa@aem.it
Investor Relations AEM S.p.A. Tel. (39) 027720.3879 ir@aem.it
www.aem.it

END